swopblock



Financial Statements

(Unaudited & Unreviewed Report)
Years ended December 31, 2024 & 2023

Swopblock, LLC. (the "Company") a Pennsylvania Limited Liability Corporation

To Management Swopblock, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. This report includes primarily applying analytical procedures to management's financial data and making inquiries of Company management.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Conclusion
We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Jeff Hilde	*Founder, Inventor, CEO*		*03/14/2025*
NAME	TITLE	SIGNATURE	DATE
Austin Hilde	*Founder, CCO*		*03/14/2025*
NAME	TITLE	SIGNATURE	DATE

STATEMENT OF FINANCIAL POSITION

	Years Ended December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	948	14,786
Payroll Security Deposit	-	1,072
Other Receivable	-	29,077
Total Current Assets	948	44,935
TOTAL ASSETS	948	44,935
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Payable	6,876	38,353
Total Current Liabilities	6,876	38,353
Long-term Liabiliteis		
Safe Agreements (Future Equity Obligations) Related Party	11,000	11,000
Safe Agreements (Future Equity Obligations)	677,389	677,389
Total Long	688,389	688,389
TOTAL LIABILITIES	695,265	726,742
EQUITY		
Accumulated Deficit	(694,317)	(681,807)
Total Equity	(694,317)	(681,807)
TOTAL LIABILITIES AND EQUITY	948	44,935

STATEMENT IN CHANGES OF MEMBER EQUITY

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance 1/1/2023	-	(582,808)	(582,808)
Debt Issuance Costs	-	(5,003)	(5,003)
Net Income (Loss)	-	(93,995)	(93,995)
Ending Balance 12/31/2023	-	(681,807)	(681,807)
Debt Issuance Costs	-	-	-
Net Income (Loss)	-	(12,510)	(12,510)
Ending Balance 12/31/2024	-	(694,317)	(694,317)

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2024	**2023**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	10,377
General and Administrative	3,010	35,619
Owner Guaranteed Payments	9,500	48,000
Total Operating Expenses	12,510	93,995
Net Income (loss)	(12,510)	(93,995)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(12,510)	(93,995)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payroll Security Deposit	-	34,201
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	34,201
Net Cash provided by (used in) Operating Activities	(12,510)	(59,794)
FINANCING ACTIVITIES		
Proceeds from SAFE Notes, net of Financing Costs	-	61,714
Proceeds from Related Party Advances	-	-
Net Cash provided by (used in) Financing Activities	(1,329)	61,714
Cash at the beginning of period	14,787	12,867
Net Cash increase (decrease) for period	(12,510)	1,920
Cash at end of Period	**948**	**14,787**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swopblock, LLC. ("the Company") was formed on March 4th, 2021 under the laws of the State of Pennsylvania. The primary activities of the Company are to discover and exploit cryptocurrency blockchain technology by the research, development and licensing of software. Such primary activities shall be devoted to the primary purpose of the Company. Such primary purpose of the Company is to establish a cryptocurrency network that transacts across blockchains, is counterparty secure, and excludes the parties of cryptocurrency exchange and their security vulnerabilities.

The Company will continue an equity crowdfunding offering during 2025 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments
ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company paid Guaranteed Payments in the amount of $9,500 to members of the Company.

During the year ended December 31st, 2024, the Company made entries in the amount of $31,567 decreasing the total amount advanced from the member of the Company to $6,876. The balance is non-interest bearing and due on demand.

NOTE 3 – RELATED PARTY TRANSACTIONS (Continued)

The Company had outstanding various SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $11,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 12.5% discount. A few of the agreements do not contain any discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $2.5M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) – As of December 31, 2024, the Company had outstanding various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 12.5% discount. A few of the agreements do not contain any discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged from $2.5M - $3.5M.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.